Barclays Capital Backwardation Alpha DJ-UBSCISM Index

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

February 17, 2012

February 2012

For informational and education al purposes only

Barclays Capital Backwardation Indices: Executive Summary

Barclays Capital Backwardation Indices are designed to provide enhanced returns from commodities markets:

Barclays Capital, a division of Barclays Bank PLC, is the index sponsor

Fundamental-based selection criteria

– Different commodities exhibit different supply and demand fundamentals

– Historically, tight inventories have generally been correlated with higher performance

– Seeks to target commodities with the greatest potential for positive returns

Available in a variety of formats to suit investor mandates and risk profiles:

Barclays Capital Backwardation Index: long the 10 most backwardated commodities

Barclays Capital Backwardation Long Short Index: long the 6 most backwardated and short the 6 most contangoed commodities

Barclays Capital Backwardation Alpha DJ-UBSCISM: long the 10 most backwardated commodities and short a commodity benchmark index The Backwardation Indices are independently calculated by Barclays Capital Index, Portfolio and Risk Solutions (IPRS)

For informational and education al purposes only

Barclays Capital Backwardation Alpha DJ-UBSCISM Index Construction

Long Position

Short Position

Barclays Capital Backwardation Index

(minus)

DJ-UBSCISM Index

Monthly Rebalanced

Alpha Return

Barclays Capital

Backwardation Alpha DJ-UBSCISM Index

For informational and education al purposes only

Barclays Capital Backwardation Alpha DJ-UBSCISM Index Performance*

Barclays Capital Backwardation Alpha DJ-UBSCISM Index seeks to extract absolute commodity alpha return by being:

Long the top 10 most backwardated or least contangoed commodities(1)

Short the portfolio of DJ-UBSCISM weighted Barclays Capital Single Commodity Nearby Excess Return Indices Live since September 2011 Published on Bloomberg

(Excess Return): Bloomberg ticker BCCFBA3P Index

(Total Return): Bloomberg ticker BCCFBA3T Index

Barclays Capital Backwardation Alpha DJ-UBSCISM *

1,200 1,000 800 600 400 200 0

Backwardation Alpha DJ UBSCISM Excess Return Index

Backwardation Excess Return Index

DJ UBSCISM (ER)

Dec-01

Jun-02

Dec-02

Jun-03

Dec-03

Jun-04

Dec-04

Jun-05

Dec-05

Jun-06

Dec-06

Jun-07

Dec-07

Jun-08

Dec-08

Jun-09

Dec-09

Jun-10

Dec-10

Jun-11

Dec-11

Past performance is not indicative of future results.

Annual Performance *

Risk & Return

Backwardation Alpha DJ-UBSCISM *

Backwardation * Only Long

DJ-UBSCISM

Return (p.a.) 20.5% 25.7% 4.7%

Vol (ann.) 8.7% 19.4% 18.3%

Past performance is not indicative of future results.

80% 60% 40% 20% 0% -20% -40% -60%

Backwardation Alpha DJ UBSCI Index Excess DJ Return UBSCI (ER)SM

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Source: Bloomberg and Barclays Capital as of 31 Dec 2011 Past performance is not indicative of future results.

(1) See Appendix 1.

*Barclays Capital Backwardation Alpha DJ-UBSCISM Index was launched in September 2011 (The Barclays Capital Backwardation Index was launched in October 2010). All information included above, prior to the launch date is hypothetical historical. Such historical and hypothetical historical information is not indicative of future performance. DJ-UBSCISM is a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC and UBS Securities LLC

For informational and education al purposes only

Historical & Hypothetical Historical Monthly Returns Heat Map and Correlations

- **Heat Map** of the historical and hypothetical historical monthly performance of Barclays Capital Backwardation Alpha DJ-UBSCI^{SM} Excess Return Index
  - Percentage of positive months: 72%*

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2002	0.17%	-0.16%	-4.66%	1.56%	-0.22%	-0.15%	4.51%	2.88%	0.76%	-0.39%	-1.44%	-1.65%	0.9%
2003	1.64%	-3.63%	3.48%	-0.47%	-2.47%	3.20%	0.34%	0.60%	-0.61%	0.68%	1.40%	3.88%	8.1%
2004	-0.88%	2.29%	-0.84%	2.73%	3.12%	6.25%	5.26%	0.57%	8.13%	0.79%	3.15%	1.54%	36.7%
2005	1.89%	-1.06%	5.56%	2.40%	1.38%	-0.93%	-1.09%	-1.39%	2.63%	3.01%	5.87%	4.31%	24.7%
2006	7.58%	6.21%	3.52%	5.89%	1.43%	0.03%	1.05%	7.03%	5.26%	3.91%	-0.37%	4.39%	56.4%
2007	-0.93%	2.41%	0.23%	5.23%	0.45%	1.32%	4.30%	2.63%	0.40%	2.60%	2.31%	-0.45%	22.3%
2008	-0.27%	1.02%	1.30%	2.09%	5.03%	0.38%	0.52%	2.92%	0.85%	-3.48%	1.30%	6.60%	19.5%
2009	5.16%	0.81%	2.34%	1.58%	-0.41%	-0.36%	2.51%	7.25%	0.70%	-1.78%	0.43%	-0.73%	18.6%
2010	1.01%	1.50%	3.52%	2.45%	0.70%	-1.10%	-1.96%	5.17%	1.54%	5.02%	-1.54%	2.20%	19.8%
2011	2.19%	2.68%	-3.00%	-2.08%	1.84%	2.49%	1.19%	-2.09%	0.34%	-0.05%	0.52%	2.79%	6.8%

Monthly return correlation	Barclays Capital Backwardation Alpha DJ-UBSCI^{SM} Index	DJ-UBSCI^{SM} (Commodities)	S&P 500® (Equities)	Barclays Capital US Agg. (Bonds)
Barclays Capital Backwardation Alpha DJ-UBSCI^{SM} Index	100.0%	-1.9%	8.5%	10.8%
DJ-UBSCI^{SM}		100.0%	41.4%	36.7%
S&P 500			100.0%	19.2%
BarCap GlobalAgg Total Return Index				100.0%

Source: Bloomberg and Barclays Capital as of 31 Dec 2011

BARCLAYS CAPITAL
EARN SUCCESS EVERY DAY

**Barclays Capital Backwardation Alpha DJ-UBSCI^{SM} Index was launched in September 2011 (The Barclays Capital Backwardation Index was launched October 2010). All information included above, prior to the launch date is hypothetical historical. Such historical and hypothetical historical information is not indicative of future performance. DJ-UBSCISM is a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC and UBS Securities LLC. All performance statistics are calculated using month end data*

5

For informational and education al purposes only

Long Leg: Barclays Capital Backwardation Index

For informational and education al purposes only

The Value Proposition

Historically, tight inventories have generally been correlated with higher performance

Lower Inventories

Greater Upside Potential

Why are low inventories potentially related to higher potential return?

Inventories can act as a shock absorber for commodity prices by providing a source for commodity supply in the case of a demand spike or supply disruption

When inventory levels are low, they may be unable to fulfill their role as a commodity price shock absorber

Commodity prices can become more susceptible to upward price shocks in the case of increased demand or reduced supply

For informational and education al purposes only

Backwardation is a useful proxy for Inventory Levels

Accurate inventory levels are often difficult to observe directly in a timely manner,

Backwardation has been shown to suggest this information

Low inventory levels have historically been related with an inverted (“backwardated”) term structure (1)

Low Futures Curve Inventories Backwardation

Hard to Observe Easily Observable

Example: Copper Inventories vs. Level of Backwardation

12 Month Slope (LP13/ LP1) (negative is backwardated)

10% 5% 0% -5% -10% -15% -20% -25%

Current

0 100 200 300 400 500 600 700 800 900 1,000

Copper Warehouse Stocks

Source: Bloomberg and Barclays Capital. July 1997 to Sep 2011

(1) See Appendix 1.

For informational and education al purposes only

Backwardation measure: The 12 Month Slope

Backwardation is measured using the 12 Month Slope in the commodity term structure (1)

Calculated as the slope from the nearby contract in the future curve and the contract 1 year deferred

Key Characteristics of the 12 Month Slope:

Reflects the first year of the futures curve

Avoids short term distortions that can occur at the very front of the curve

Deals with the seasonality observed in many commodities

Can be seen to exhibit good predictive power of performance differentiation when compared with other slope measures tested

12 Month Slope—Nickel

22800 22600 22400 22200 22000 21800 21600 21400

Dec-10 Feb-11 Apr-11 Jun-11 Aug-11 Oct-11 Dec-11 Feb-12 Apr-12 Jun-12 Aug-12 Oct-12 Dec-12

Source: Bloomberg and Barclays Capital as of 26 November 2010

Seasonality in futures curves—Corn

580 560 540 520 500 480 460 440

Dec-10 Feb-11 Apr-11 Jun 11 Aug-11 Oct-11 Dec-11 Feb-12 Apr-12 Jun 12 Aug-12 Oct-12 Dec-12

Source: Bloomberg and Barclays Capital as of 26 November 2010

(1) See Appendix 1.

For informational and education al purposes only

Monthly Portfolio Construction

Equally-weighted long only portfolio of the 10 most-backwardated commodities each month

Agriculture exposure capped at 40%

Most

Backwardated

1 Cotton

2 Sugar

3 Corn

4 Soybeans

5 Coffee

6 Copper

7 Nickel

8 Lead

9 Gold

10 Silver

11 Zinc

12 Aluminium

13 Unleaded Gasoline

14 Brent Crude

15 Cocoa

16 WTI Crude

17 Gas Oil

18 Heating Oil

19 Kansas Wheat

20 Live Cattle

21 Lean Hogs

22 Wheat

23 Natural gas

<< Ag Cap Exclusion

Example Allocation 100% Long

Zinc 10%

Cotton

10%

Sugar 10%

Corn 10%

Soybeans 10%

Copper 10%

Nickel 10%

Lead 10%

Gold 10%

Silver 10%

Cotton Sugar Corn Soybeans Copper Nickel Lead Gold Silver Zinc

Example of Portfolio Construction is hypothetical and for illustrative purposes only

Most

Contango

For informational and education al purposes only

Short Leg: DJ-UBSCISM Index

For informational and education al purposes only

Selecting DJ-UBSCISM as the Short Position

DJ-UBSCISM has consistently high correlation to the Barclays Capital Backwardation Index, and similar weights

1 Year Rolling Correlation (Daily Data)

120% 100% 80% 60% 40% 20% 0%

Barclays Capital Backwardation Index Excess Return vs. DJ-UBSCI (ER)

Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08 Jul-08 Jan-09 Jul-09 Jan-10 Jul-10 Jan-11 Jul-11

Barclays Capital Backwardation Index (Avg. Historical Weights)

Energy Agriculturals Livestock Industrial Metals Precious Metals

9.6%

24.4%

33.9%

11.9%

20.2%

DJ-UBSCISM Commodity Benchmark Weights

14.0%

27.6%

18.9%

6.2%

33.3%

DJ-UBSCISM is a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC and UBS Securities LLC

Source: Bloomberg and Barclays Capital as of 29 October 2010

Source: Bloomberg and Barclays Capital as of 31 Dec 2011

For informational and education al purposes only

Appendices and Disclaimers

For informational and education al purposes only

Appendix 1: Commodity Curve Shape– Backwardation and Contango

Backwardation and Contango refer to the shape of the futures curve, as pictured below

A backwardated curve is downward sloping, where the price of the nearby contract is higher than the price of a longer dated contract

A contango curve is upward sloping, where the price of the nearby contract is lower than the price of a longer dated contract

Price

Backwardation

Time to expiry

Price

Contango

Time to expiry

FOR ILLUSTRATIVE PURPOSES ONLY

For informational and education al purposes only

Appendix 2: Barclays Capital Index, Portfolio and Risk Solutions (IPRS)

Over 1,000 proprietary commodity indices published daily

Over USD 5,500 million notional1 benchmarked against those indices SEPARATE PLATFORM:

As index sponsor, responsible for all index calculations

Part of Barclays Capital Global Research

Governed by Research Compliance

Index calculation performed on a dedicated platform

RESEARCH

Original research on investment strategies

Funnel of ideas from different teams at Barclays Capital

Standard framework for index development TRANSPARENCY

Daily publication of index levels on Barclays Capital website and Bloomberg

Index methodology guides and factsheets readily available ROBUSTNESS:

Strict standards for index design

Dedicated IT team handling implementation, daily calculation and checks

Dedicated legal and compliance teams ensuring proper documentation and licensing

1 in OTC products and securities, as of 30 June 2010

Barclays Capital Investable Indices

For informational and education al purposes only

DJ-UBSCISM Disclaimer

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME Indexes”), and UBS Securities LLC (“UBS Securities”), and have been licensed for use. “Dow Jones®”, “DJ”, “Dow Jones Indexes”, “UBS”, “Dow Jones-UBS Commodity IndexSM”, and DJ-UBSCISM” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, have been licensed for use for certain purposes by Barclays Bank PLC (the “Licensee”).

The products shown herein, (the “Products”) are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities CME Indexes or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Products or any member of the public regarding the advisability of investing in securities or commodities generally or in the Products particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the DJ-UBSCISM, which is determined, composed and calculated by CME Indexes in conjunction with UBS Securities without regard to the Licensee or the Products. Dow Jones, UBS Securities and CME Indexes have no obligation to take the needs of the Licensee or the owners of the Products into consideration in determining, composing or calculating DJ-UBSCISM. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Products to be issued or in the determination or calculation of the equation by which the Products are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Products customers, in connection with the administration, marketing or trading of the Products. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc. and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Products currently being issued by Licensee, but which may be similar to and competitive with the Products. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity IndexSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM and Products. This information materials relates only to Products and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity IndexSM components. Purchasers of the Products should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. The information in the information materials regarding the Dow Jones-UBS Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity IndexSM components in connection with Products. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE Products OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, CME INDEXES AND THE LICENSEE, OTHER THAN UBS AG AND THE LICENSORS OF CME INDEXES.

For informational and education al purposes only

Risk Factors

Market Risk:

The return on structured investments linked to products or indices utilizing the Backwardation methodology (“Structured Investments”) is dependent on movements in the level, value and price of such index or product (each a “Backwardation Product”). Thus, changes in the level of any Backwardation Product will determine the amount payable on the Structured Investment. If a Backwardation Product declines or remains unchanged, the return on the Structured Investment may be affected.

The investor should be willing to hold the Structured Investment until maturity. If the investor sells the Structured Investment before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Structured Investment prior to maturity may be substantially less than the amount originally invested in the Structured Investment, depending upon, the level of the Backwardation Product at the time of the sale.

The strategy utilized by the Barclays Capital Backwardation Indices May be Ineffective, Producing Returns that May Cause the Backwardation Product to Decrease in Price:

The Barclays Capital Backwardation Indices are designed to reflect the returns available through the application of a proprietary strategy called the Backwardation Selection Process to the relevant underlying commodity futures contracts or commodity indices. The Backwardation Selection Process evaluates the degree of backwardation in the futures price curve for various commodities and selects a limited number of commodities each month with the highest degree of backwardation. The Backwardation Selection Process may not effectively measure the degree of backwardation or capture the benefits of this measure. Furthermore, even if the

Backwardation Selection Process is successful in identifying the commodities that exhibit the highest degree of backwardation, the degree of backwardation at any given time is not necessarily an accurate indication of future prices at relevant times during the terms of the Structured Investments. As a result, the level of the Index, and market value of the Structured Investments, will decline. If the Backwardation Selection Process proves to be ineffective, then an investment in the Structured Investments may underperform a corresponding investment in instruments linked to other commodity indices or other backwardation measures, possibly by a substantial margin.

Credit of Issuer:

The types of Structured Investments detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Structured Investments, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Structured Investments and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the Structured Investments.

Past Performance:

Hypothetical historical and historical results are not indicative of future performance of any Backwardation Product or any related Structured Investment. Neither Barclays Bank PLC nor Barclays Capital Inc. makes any representation, assurances or guarantees that an investment in a Structured Investment will achieve returns consistent with historical or hypothetical historical results.

Liquidity:

There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Structured Investments prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Structured Investments to maturity.

Price Volatility:

Movements in the level of any Backwardation Product or such Product’s respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the level of the Backwardation Product will rise or fall during the term of the Structured Investments. Changes in the level will determine the payment at maturity on the Structured Investments. We cannot guarantee that these changes will be beneficial to the investor, and therefore the return at maturity may be adversely affected. Any payment on the Structured Investments is subject to the creditworthiness of the Issuer.

For informational and education al purposes only

Risk Factors

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Structured Investments Prior to Maturity:

While the payment at maturity is based on the full notional amount of the Structured Investments, the original issue price of the Structured Investments includes the agent’s commission and the cost of hedging the issuer’s obligations under the Structured Investments through one or more of the issuer’s affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Structured Investments from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Structured Investments are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Structured Investments to maturity.

Potential Conflicts:

Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including without limitation an index sponsor and hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

Many Economic and Market Factors Will Impact the Value of the Structured Investments:

In addition to the level of a Backwardation Product on any day, the value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including:

• the expected volatility of the Backwardation Product or its underlying components; • the time to maturity of the Structured Investments; • interest and yield rates in the market generally; • a variety of economic, financial, political, regulatory or judicial events; and

• the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of Barclays Bank PLC.

Sales Through Barclays Wealth:

Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Structured Investments to certain clients. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC, as the case may be, in connection with the distribution of the Structured Investments to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is acting solely as agent for Barclays Bank PLC, as the case may be. If you are considering whether to invest in the Structured Investments through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

For informational and education al purposes only

Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

The following disclaimer shall be applicable to the use of this presentation other than in connection with an SEC-registered offering of any securities:

This presentation has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays”), for informational purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays. The final terms and conditions of any transaction will be set out in full in the binding transaction document(s).

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Products of the type described in this presentation may involve a high degree of risk and the value of such Products may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. Prior to transacting, you should ensure that you fully understand (either on your own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to you. Barclays and its affiliates do not provide tax advice and nothing contained in the materials available on this page should be construed to be tax advice. Please be advised that any discussion of US tax matters contained in such materials (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding US tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

The indices referenced in this document that are not in any way affiliated with the Barclays Group and the owners of those indices and their affiliates take no responsibility for any of the content within this document. This document is not sponsored, endorsed, or promoted by any of these entities or their affiliates and none of these entities make any representation or warranty, express or implied, to any member of the public regarding the accuracy of the information cited in this document.

THESE MATERIALS DO NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO THE PRODUCTS. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.

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